UNITED
STATES
SECURITIES AND EXCHANGE
COMMISSION Washington,
D.C.  20549



SCHEDULE
13D
Under the Securities
Exchange Act of 1934







Applied DNA Sciences, Inc.
(Name of
Issuer)

Common Stock, $0.001 par value
(Title of Class
of Securities)

03815U102
(CUSIP
Number)

NeuStrada Capital, LLC
126 East 56th Street, 25th Floor
New York, NY 10022
646-291-8822
(Name, Address and Telephone Number
of Person Authorized to
Receive Notices and
Communications)

July 12, 2013
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?)
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. Name of Reporting Persons. NeuStrada Capital, LLC and
Gerald Catenacci

2. Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)Not applicable

(b)Not Applicable

3. SEC Use Only
.................................................................
............................................................

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization: Delaware


Number of Shares Beneficially by Owned by Each Reporting
Person With:

7. Sole Voting Power:  40, 827,268

8. Shared Voting Power:

9. Sole Dispositive Power: 40, 827,268

10. Shared Dispositive Power:

11.Aggregate Amount Beneficially Owned by Each Reporting Person:
40,827,268

12.Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13.Percent of Class Represented by Amount in Row (11)   5.96

14.Type of Reporting Person (See Instructions)  IA, IN

Item 1. Security and Issuer

The Securities covered by this Schedule D are shares of common stock, par value $.001 per share (Common Stock) of Applied DNA Sciences, Inc. (the Company), a Delaware corporation. The Company?s principal executive offices are located at 25 Health Sciences Drive, Suite 215, Stony Brook, New York 11790.

Item 2. Identity and Background.

(a)Name:  NeuStrada Capital, LLC

(b) Residence or business address:
126 East 56th Street,
25th Floor
New York, NY 10022
(c) Not applicable

(d) Not applicable

(e) Not applicable

(a)Name:  Gerald Catenacci

(b) Residence or business address:
52 Carriglea Drive
Riverside, CT 06878

(c) Not applicable

(d) Not applicable

(e) Not applicable

Item 3. Source of Funds
As of July 12, 2013, the Reporting Persons held an aggregate of 40,827,268 shares (the "Shares") of common stock of the issuer as an investor in a private placement of the issuer's common stock with his own personal funds through Neustrada Capital LLC as well as through acquisition of the Shares by exercising his option as director on the Board of Directors.

Item 4. Purpose of Transaction

(a) As of July 12, 2013 Neustada Capital LLC sold 2,562,138 shares and Gerald Catenacci acquired 586, 453 shares upon the exercising of an option as director on the Board of Directors on June 11, 2013.
(b) Not applicable
(c) Not applicable
(d) Not applicable
(e) Not applicable
(f) Not applicable
(g) Not applicable
(h) Not applicable
(i) Not applicable
(j) Not applicable

Item 5. Interest in Securities of the Issuer
(a) As of the date of this report, the Reporting Persons beneficially own, in the aggregate, 40,827,268 shares of the Company's
Common stock representing 5.96%
of the Company's 684, 484, 654 outstanding common stock shares.

(b) The number of shares as to which there is sole power to vote are 40,827,268.

(c) Not applicable
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer:
 In connection with the purchase of securities, the Applied DNA Sciences, Inc. agreed to use best efforts to nominate Mr. Catenacci to the Board and elect him as director within 30 days of the closing of the Private Placement and providing for the nomination and inclusion of Mr. Catenacci on the slate of nominees for the company's Board of Directors for election by stockholders at the annual meetings of stockholders for so long as Neustrada owns at least 2% of the company's outstanding shares of common stock as stated in the Compan's 10-k for the fiscal year 2011 (File Number 002-90539).
Item 7. Material to be Filed as Exhibits.




Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date
07/22/2013

Signature
Gerald Catenacci, President &
Managing Member of
Neustrada Capital LLC

Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.